Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 11 DATED MAY 24, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $57,903,648 in our common stock, which represents the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of April 30, 2023, we had raised total aggregate gross offering proceeds of approximately $60,361,000 and had issued approximately 5,798,000 shares of common stock in the Offerings, purchased by approximately 3,500 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of May 23, 2023, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $260 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $405 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315222036864/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Ridgeline View Townhomes – Vancouver, Washington

On May 19, 2023, we acquired a $4,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Ridgeline View Townhomes, a 50-unit, Class A townhome community (the “Property”) in Vancouver, Washington, which city is located in the Portland, Oregon Metropolitan Statistical Area (“MSA”). In connection with the Equity Investment, the entity entered into a five-year loan from a bank lender in the amount of $11,765,000 (the “Ridgeline Loan”). The Ridgeline Loan has a fixed interest rate of 5.63% and is interest-only for three years.

The entity will be managed by RM Communities Ridgeline View GP, LLC (“RM Communities Ridgeline View GP”), an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), which is in turn, a wholly-owned subsidiary of Realty Mogul, Co. RM Communities and RM Communities Ridgeline View GP will be entitled to certain fees in connection with this transaction. RM Communities Ridgeline View GP will also serve as the sponsor of this transaction.

Built in 2022, the Property consists of 50 residential units, 100% of which are four-bedroom, three-bathroom townhome floor plans with in-unit washers and dryers and fenced-in yards. The Property is newly built and recently completed its lease up, and the Property is 96% occupied as of the closing date. The business plan for the Property is to grow revenues and cash flow by reducing concessions associated with the initial lease up and taking advantage of operational efficiencies as RM Communities currently owns and operates two similar townhome properties within a 2.5-mile radius of the Property. There will also be an opportunity to install interior technology packages to increase revenue at the Property.

RM Communities identified Ridgeline View Townhomes off-market through its relationship with the Property’s seller-developer. The original asking price was 22% higher than the ultimately negotiated net purchase price of $356,000/unit. RM Communities leveraged the seller’s desire for certainty of execution and a volatile construction environment in achieving this opportunistic pricing. The reduced purchase price represents a 16% discount to recent comparable sales and a highly favorable 6.7% going-in cap rate. We believe RM Communities' scale and operational efficiencies with two owned properties in close proximity enhances the Property’s cash flow potential.

The Property is located in the Portland-Vancouver-Hillsboro MSA, which is known for its high quality of life and affordability. This submarket of Vancouver offers additional benefits given its location in the State of Washington. Residents in Washington benefit from no personal state income tax and Clark County, Washington allows for no personal county income tax. Additionally, there are no city/county business taxes in Clark County, Washington. Altogether, this creates an inherent competitive advantage compared to the neighboring city of Portland and the State of Oregon.

Per CoStar, the Vancouver submarket has recorded cumulative rent growth of 56% over the last ten years, compared to 52% nationally. With limited inventory growth in the MSA projected to average less than 2.4% annually through 2028, this trend is forecasted to continue. Additionally, since 2010, vacancy in the Vancouver submarket has averaged 4.7% and has consistently been below the national average of 6.4%.

RM Communities is the direct acquisition arm of RealtyMogul, which, through its subsidiary, operates an online technology platform which has been utilized by its members to invest in affiliated and unaffiliated real estate companies that have acquired real estate assets valued at approximately $6.5 billion, including historical investments in over 29,900 apartment units, as of April 30, 2023. Through RM Communities, Realty Mogul targets multifamily assets in stable and emerging U.S. markets and focuses on well-located properties with in-place cash flow. In addition to in-place cash flow, RM Communities targets investments with managerial upside or value-add opportunities. RM Communities has partnered with an experienced property management company that specializes in, and has a track record with, the management and operation of multifamily properties locally. The property management company manages approximately 172,000 units across most major markets.

As stated above, RM Communities will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; (ii) a financing fee equal to 1.0% of any amount financed in connection with any refinancing or supplemental financing for the Property; and (iii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities will also be entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.

In connection with the Ridgeline Loan, the Company provided a limited recourse guaranty in an amount limited to 25% of the aggregate principal amount of the Ridgeline Loan. Such guaranty will be eligible to be dissolved at any time subsequent to fiscal year ending 2024 subject to the satisfaction of certain conditions. In exchange for providing such guaranty, the Company will receive a loan guarantee fee in an amount equal to 0.5% of the aggregate principal amount of the Ridgeline Loan. The Company may also receive an additional guarantee fee to the extent it provides any recourse guaranty with respect to any refinancing or supplemental financing for the Property.